JANUARY 9, 2006

[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

January 10, 2006

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-0303

Re:                             Duke Energy Holding Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 9, 2005
File No. 333-126318

Dear Mr. Owings:

On behalf of Duke Energy Holding Corp. (the “Company”), we have the following responses to the comments in your comment letter dated January 3, 2006 (the “Comment Letter”) relating to Amendment No. 2 to the registration statement on Form S-4  (as amended, the “Form S-4”) filed by the Company on December 9, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation (“Duke Energy”) and Cinergy Corp. (“Cinergy”).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment. Capitalized terms used but not separately defined herein have the meanings given to such terms in the Form S-4.

If the Staff does not concur with the Company’s responses, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of an additional comment letter and are available at the Staff’s convenience throughout this week.

Duke Energy Holding Corp. - Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 143

1.                                      We have read your response to comment nine of our letter dated September 7, 2005.  We understand the determination of reporting segments/units will be finalized around or after closing.  Given your July 2005 joint filing with the Federal Energy Regulatory Commission, we would assume that some association of goodwill with the acquired operations has been contemplated by management.  While all the details of operating segment and reporting unit organization is still being finalized, please provide a preliminary assessment of how you anticipate allocating goodwill in broad terms.  For example, do you anticipate the majority of goodwill to be associated with regulated operations or unregulated operations?  The basis for your reasoning should also be explained.

As disclosed in the FERC filing referenced in the Staff’s comment and in the Form S-4, the Company has performed certain estimates of synergies (e.g., cost savings) anticipated to result from the merger.  Current estimates are that, over the first five years following the merger, at least half of the anticipated net cost savings will relate to the regulated operations, with a portion of the net savings to be shared with customers.  However, the Company does not believe these cost savings represent the entire goodwill to result from the merger.  The Company will incorporate this data regarding the anticipated synergies into the allocation of goodwill to the reporting units following the closing of the merger.

The Company reiterates that the identification of post-merger operating segments, reportable segments and reporting units has yet to be completed and therefore no estimated allocations of total goodwill have been made at this point, even in broad terms, including any overall allocations between the regulated and unregulated operations.  The Company will allocate goodwill to its yet-to-be-determined reporting units in accordance with the requirements of paragraphs 34 and 35 of SFAS No. 142.

2.                                      We note several material changes in the preliminary adjustments to Cinergy’s assets acquired and liabilities assumed as of September 30, 2005 when compared with the adjustments reported as of June 30, 2005 in your previous presentation.  For example, we note an increase in the fair value adjustment related to Cinergy’s power generating assets of $141 million.  Please explain to us the events that transpired to increase the fair value range of these power generating assets.  If you utilized discounted cash flows tell us the input variables and how they changed from the previous determination and whether such change was due to market changes or some other factor(s).  If you used replacement cost, please tell us how such values were computed.  Please explain to us whether comparable recent plant sales were utilized.  If so, please tell us the sale dates and specific units used in your valuation.  Please tell us whether an appraisal has been performed since your last amendment.  If you refined or corrected your estimate, please explain the circumstances surrounding such change.  Lastly, you disclose that you picked the average of the estimates within the new fair value range to make the adjustment to the generating assets.  Please explain to us why you believe this is the best approach to utilize.

In the pro forma financial information as of September 30, 2005, the Company estimated fair values assuming the merger had closed on that date.  The pro forma adjustments in the previous version of the Form S-4 as of June 30, 2005 assumed the transaction had closed on that date.  The differences in the preliminary adjustments to Cinergy’s assets acquired and liabilities assumed reflect differences in estimated values during these three months.

Specifically with regard to the adjustment related to Cinergy’s power generating assets, the difference noted by the Staff of $141 million reflects only a relatively small change in the estimated value of the unregulated power generating assets from a range of approximately $1.9 billion to $2.5 billion as of June 30, 2005 to approximately $2.0 billion to $2.7 billion as of September 30, 2005.  This change in estimated value of the power generating assets resulted in a change to annual pro forma depreciation expense of less than $5 million (less than one-half of one cent per pro forma basic share).

In estimating the fair values of Cinergy’s unregulated power generating assets for the purposes of the pro forma financial information, the Company used both discounted cash flow and replacement cost estimates of value.  The Company did not use any specific recent plant sales in estimating the fair values of Cinergy’s unregulated power generating assets for the purposes of the pro forma financial information.  The key input variables in the discounted cash flow estimates were power prices, fuel prices, and emission allowance prices; all of which are commodities and likely to change at each evaluation date.  Cinergy uses fundamental models to forecast prices beyond the observable period.  These models are periodically updated and refined to reflect changed market conditions and assumptions.  For the replacement cost estimates of value, replacement costs were estimated during the first half of 2005, using current estimated replacement costs per megawatt, with this value then adjusted downward to reflect the ages of the plants and technological changes.  The valuation changes from June 30 to September 30 reflect changes in the discounted cash flow valuation resulting from commodity price movements as well as updated assumptions regarding the impacts of potential changes to environmental regulations.  The Company has not yet obtained, but intends to obtain, third party appraisals for Cinergy’s unregulated power generating assets in connection with the closing of the merger.

The Company used the average of the estimates within the range of estimated fair values as disclosed in note (c) to the pro forma balance sheet to make the pro forma adjustment because no other point in the range of estimated values was considered to be a better or more precise estimate of value.  The Company included sensitivity analysis disclosure in note (d) to the pro forma statements of operations indicating that a change in value of the power generating assets of $0.1 billion would result in a change to annual depreciation expense of approximately $3 million to $5 million.

3.                                      You previously indicated in your response to comment 18 in our letter dated July 29, 2005 that you consider the tax credits claimed by Cinergy for the production of synthetic fuel to be a material pre-acquisition contingency.  Please tell us what, if any, adjustments have been made in the historical financial statements or valuation allowance to reflect the potential loss contingency related to synthetic fuel tax credits.  It appears that you determined a purchase price adjustment was unnecessary.  Tell us how you would account for an adverse ruling on the tax credits at a future date that resulted in a recoverable amount less than carrying value.  Please give us your opinion as to the time frame in which this contingency may be resolved.  In this regard, we note that Cinergy disclosed in their September 30, 2005 Management’s Discussion and Analysis that the amount of synthetic fuel tax credits could be reduced due either to volatile oil prices, or potential adverse Internal Revenue Service rulings.  As a side note, please tell us how the continued high per barrel price of oil affects your computation of existing or future deferred tax assets.

Cinergy has not recorded any valuation allowances or other adjustments for the tax benefits of tax credits recognized with its production and sale of synthetic fuel.  Cinergy believes its tax position regarding these credits will be ultimately sustained.  An adverse tax ruling on the credits would be incorporated into Cinergy's considerations regarding realizability of benefits taken and the need to record an obligation to refund the value of the credits.  The Company acknowledges that the FASB is continuing to work on its project regarding the accounting for Uncertain Tax Positions.

The IRS is currently auditing the facts surrounding one of the two synthetic fuel facilities owned by Cinergy.  To date, the IRS has not issued a notice of proposed adjustment nor indicated an intention to do so.  However, it is possible that such a notice may be issued in the event the IRS disagrees with Cinergy’s position.  The Company hopes to have some indication of the IRS’s view in 2006.  Should the IRS disagree with Cinergy’s tax position on the synthetic fuel credits, ultimate resolution of this matter could take several years.

The tax credits are typically realized for tax purposes in the year the credit is produced.  Therefore, the tax credit lowers the tax provision as well as taxes payable, and there is typically no deferred tax asset created.  There are circumstances where credits can be carried forward when the alternative minimum tax applies.  The impacts of high oil prices in a particular year could phase-out some or all of the credits produced in that year and the phase-out would be factored into the calculation of taxes payable or deferred taxes (if any) for that year, but only that year.  Given that Cinergy does not expect any tax credit phase-out to occur for 2005, the impacts of high oil prices are expected to have no impact on the computation of deferred tax assets or, more significantly, Cinergy’s effective tax rate for 2005.  For future years, the Company will evaluate at each quarter-end the possibility of tax credit phase-out for synthetic fuel produced in that year in establishing its effective tax rate.

Duke Energy Corporation - Form 8-K

Exhibit 99.1 - Note 13 Discontinued Operations and Assets Held for Sale, page 96

4.                                      Please tell us your methodology for classifying gains and losses due to impairment under “held and used” and “held for sale” for Duke Energy North America’s discontinued operating income versus the gain or loss on disposition in discontinued operations.

Duke Energy has included any impairment charges that were recorded in periods the assets were accounted for as “to be held and used,” as defined in SFAS No. 144, as a component of “net operating loss” in discontinued operations.  For example, as disclosed in Note 13 to the Duke Energy financial statements included in the Form 8-K filing referenced above, impairment charges recorded in 2003 related to the DENA deferred plants of approximately $1.1 billion (pretax) are included in the discontinued operations - net operating loss, net of tax, of $1,101 million in the 2003 consolidated statement of operations.  Any gains or losses recorded in periods the assets were accounted for as “held for sale” are included as a component of “net gain (loss) on dispositions” in discontinued operations.  For example, also as disclosed in Note 13, the gains from the 2004 sales of the three partially completed facilities of approximately $200 million (pretax) are included in the discontinued operations - net gain on dispositions, net of tax, of $385 million in the 2004 consolidated statement of operations.

The footnotes to the financial statements identify the material impairments and gains and losses and indicate where these are presented within discontinued operations in the consolidated statements of operations.

5.                                      Please tell us why the $101 million tax benefit associated with a 2002 goodwill impairment was recorded in 2003 versus 2002.  We may have further comment.

A goodwill impairment charge of $194 million was recorded in 2002 related to Duke Energy’s gas marketing business in Europe.  However, no corresponding tax benefit was recorded in 2002 because the goodwill was not deductible for tax purposes and therefore, in accordance with paragraph 30 of SFAS No. 109, no deferred taxes were recorded related to the goodwill.  A corporate restructuring executed in the second half of 2003 resulted in the realization, for tax purposes, of the losses in value that resulted in the goodwill impairment.  Therefore, the tax benefit related to the 2002 goodwill impairment was not recorded until the transactions occurred in 2003 that resulted in the realization of the related tax benefit.  The recognition of the tax benefit in 2003 is consistent with the provisions of paragraph 28 of SFAS No. 109.

6.                                      Please explain to us in detail how you concluded that in 2003 International Energy’s Asian Pacific operations were impaired on a held for sale basis for $233 million when, in the following year, you determined the fair value was off by approximately $238 million net of tax.  Please be detailed in the timeline of events.  We may have further comment.

In December 2003, Duke Energy decided to pursue a possible sale or initial public offering of its power generation and natural gas transmission business in Australia and New Zealand (Asia Pacific businesses), which was approved by Duke Energy’s Board of Directors in December 2003 and was expected to be completed within twelve months.  Additionally, during December 2003, Duke Energy received non-binding, indicative bids for the purchase of these assets ranging from approximately AUD $1.3 billion to $1.8 billion (USD $1.0 billion to $1.4 billion), with the majority of the bids at the lower end of the range.  Therefore, as of December 31, 2003, the Asia-Pacific businesses were classified as held for sale under the provisions of SFAS No. 144 and Duke Energy recognized an after-tax loss of approximately USD $233 million in the 4th quarter of 2003, which represented the excess of the carrying value over the estimated fair value at that time, less estimated costs to sell.  The estimate of fair value as of December 31, 2003 was AUD $1.3 billion (USD $1.0 billion), and was based on the initial non-binding indicative bids discussed above as well as analyses of fair value from external advisors, which estimated fair value of the Asia Pacific businesses to be from approximately AUD $1.2 billion to $1.4 billion (USD $0.9 billion to $1.1 billion) with the most likely scenario being approximately AUD $1.3 billion (USD $1.0 billion).

On March 15, 2004 in Australia (March 14, 2004 in the United States), Alinta Ltd. executed a Share Sale Agreement (SSA) with Duke Energy for a purchase price of AUD $1.69 billion (USD $1.2 billion), which was higher than the estimated fair value as of December 31, 2003 of approximately AUD $1.3 billion (USD $1.0 billion).  However, the SSA had contingencies which Alinta was required to meet in order to close the transaction, including the ability to obtain financing for the transaction.  Additionally, there was a significant gap between Alinta and the other bidders in the final bidding phase (Alinta being the highest bidder).

Therefore, at March 15, 2004 (the date Duke Energy filed its December 31, 2003 Form 10-K) the executed SSA did not give management enough evidence that the estimated fair value of the Asia Pacific businesses had changed from the AUD $1.3 billion (USD $1.0 billion) estimate at December 31, 2003, as there was uncertainty regarding Alinta’s ability to meet all conditions to closing and all other bidders had significantly lower bids.  Therefore, no adjustment to estimated fair value of the assets was recorded as of December 31, 2003.  Subsequent event disclosure language was included in Duke Energy’s 2003 annual financial statements (Form 10-K) discussing the SSA with Alinta.

Subsequent to the filing of the 2003 Form 10-K, management of Duke Energy became confident of Alinta’s ability to meet all conditions to closing at the agreed-upon price.  Accordingly, in the first quarter of 2004, Duke Energy recorded an after-tax gain of approximately USD $238 million related to the Asia Pacific businesses due to the increase in the estimated fair value.  However, as required by SFAS No. 144, the gain recorded in the first quarter 2004 was limited to the amount of loss previously recorded in the fourth quarter 2003 (adjusted slightly for foreign currency exchange rate changes).  The additional gain (approximately USD $40 million, after tax) was recorded upon the closing of the sale effective April 23, 2004.

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Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,

Sheldon S. Adler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:                               B. Keith Trent, Esq.
Group Vice President — General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz